Mail Stop 6010

      February 13, 2006


Via U.S. Mail and Facsimile to (408) 331-1156

Carl W. Jasper
Chief Financial Officer
Maxim Integrated Products, Inc.
120 San Gabriel Drive
Sunnyvale, CA 94086


	Re:	Maxim Integrated Products, Inc.
		Form 10-Q for the Fiscal Quarter Ended December 24, 2005
		Filed February 2, 2006
		Form 8-K Filed January 25, 2006
      File No. 000-16538


Dear Mr. Jasper:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-Q for the Fiscal Quarter Ended December 24, 2005

Consolidated Statements of Income, page 4

1. Please revise the statement to remove the "total stock-based compensation" caption from the table included as a footnote on the face of your statements of income. Otherwise, as indicated in SAB Topic 14-F, please revise the statement to present the related stock-based compensation charges in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.

Item 2. Management`s Discussion and Analysis, page 13

Results of Operations - Stock based Compensation, page 17

2. Please amend the filing to remove the pro forma statements of income and balance sheets as these presentations would not meet any of the conditions outlined in Rule 11-01(a) of Regulation S-X requiring pro forma financial information. Further, the removal of the effects of accounting for share-based payment arrangements in accordance with Statement 123R would not meet any of the conditions in Rule 11-02(b)(6) of Regulation S-X to be reflected as a pro forma adjustment in circumstances where pro forma financial information is required under Rule 11-01(a) of Regulation S-X for other transactions such as recent or probable business combinations. In addition, Item
10(e) of Regulation S-X prohibits presenting non-GAAP financial measures on the face of any pro forma financial information required to be disclosed by Article 11 of Regulation S-X. Further, a company may not present non-GAAP financial measures on the face of the company`s financial statements prepared in accordance with GAAP or in the accompanying notes. Refer to Question 4 of SAB Topic 14-G.

3. In addition, we note that you refer to your non-GAAP information as "pro forma" results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. Please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information. Please also apply this guidance to your Form 8-K filed January 25, 2006.

4. We note that throughout your MD&A, you have consistently identified and discussed the pro forma non-GAAP measures before addressing the changes in the GAAP measures. In addition we note the discussion in the last paragraph of page 19 of your Form 10-Q for the period ended September 24, 2005, and the specific reference to a certain web site, which appears to lead the investor to place greater reliance on the non-GAAP measures. Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are provided the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). Please revise your discussions to fully comply with the requirements of Item 10.

Reconciliation of Free Cash Flow to Net Income, page 23

5. We note the discussion of a non-GAAP measure of operating cash flow, "free cash flow." Please amend the filings to include the substantive disclosure outlined in Questions 8 and 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003. Please revise your disclosure to explain in greater detail:

* the substantive reasons why management believes the non-GAAP measure provides useful information to investors;
* the specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;
* the economic substance behind management`s decision to use the measure; and
* the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure.

Form 8-K filed January 25, 2006

6. We note that you present your non-GAAP measures and reconciliation in the form of pro forma statements of income and balance sheets. These formats may be confusing to investors as they also reflect several non-GAAP measures, including pro forma cost of goods sold, pro forma gross margin, pro forma operating income, pro forma income before provisions for income taxes, pro forma provision for income taxes, pro forma basic earnings per share, and pro forma balance sheet items, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation
S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

* To eliminate investor confusion, please remove the pro forma statements of income and pro forma balance sheets from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.
* Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

7. We note that throughout your press release, you have consistently identified and discussed the pro forma non-GAAP measures before addressing the changes in the GAAP measures. Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are provided the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). Please revise your discussions in all future filings to fully comply with the requirements of Item 10.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.


								Sincerely,



								Angela Crane
								Branch Chief

Carl W. Jasper
Maxim Integrated Products, Inc.
February 13, 2006
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